SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 31, 2018

I. Date, Time and Place: October 31, 2018, at 2:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Calling and Attendance: Call Notice on October 25, 2018, under the terms of §1 of Article 19 of the Company’s Bylaws and the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) approval of the Company’s financial statements for the third quarter of 2018, with special review by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) homologation of the capital increase, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan; (iii) execution of one credit agreement (“Credit Agreement”), among the Company, its subisidary Gol Linhas Aéreas S.A. (“GLA”), Crédit Agricole CIB Bank (“CA-CIB”) and the Export-Import Bank of the United States (“Ex-Im Bank”), in the amount of up to US$11,000,000, for financing maintenance services on GLA’s aircraft engines; (iv) execution of one Guaranty Agreement (“Guaranty Agreement”) among the Company, CA-CIB and Ex-Im Bank in order to guarantee GLA’s obligations under the Credit Agreement and the related promissory note; (v) execution of one borrower indemnity agreement (“Borrower Indemnity Agreement”) and fee letter (“Fee Letter”), containing the Company’s direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines; and (vi) the Company’s execution of any other agreements, commitments or documents relating to the financing of maintenance services on GLA’s aircraft engines, guaranteed by Ex-Im Bank, mentioned in items “iii” “iv” and “v” above. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) the Company’s financial statements for the third quarter of 2018, with special review by EY; accordingly, one copy of the financial statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date; (ii) homologation of the capital increase within the Company’s authorized capital, in the amount of R$166,634.62, upon the issuance of 63,601 preferred shares, all nominative with no face value, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan; these shares are identical to existing shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to other shares of the same kind, including receipt of dividends and interest on capital: (ii.a) exclusion of the preemptive rights of current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (ii.b) the total issue price was set at R$166,634.62, in accordance with the Stock Purchase Option Plan; as a result of the foregoing in this item “ii”, the Company’s capital stock shall be increased from R$3,092,572,274.31 to R$3,092,738,908.93, represented by 3,130,636,864 shares, of which 2,863,682,710 are common shares and 266,954,154 are preferred shares, all nominative with no face value; (iii) execution of one Credit Agreement, among the Company, GLA, CA-CIB and Ex-Im Bank, in the amount of up to US$11,000,000, for financing maintenance services on GLA’s aircraft engines; (iv) execution of one Guaranty Agreement among the Company, CA-CIB and Ex-Im Bank in order to guarantee GLA’s obligations under the Credit Agreement and the related promissory note; (v) execution of one Borrower Indemnity Agreement and Fee Letter, containing the Company’s direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines; and (vi) the Company’s execution of any other agreements, commitments or documents relating to the financing of maintenance services on GLA’s aircraft engines, guaranteed by Ex-Im Bank mentioned in items “iii” “iv” and “v” above. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Graziela Galli Ferreira Barioni, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James

Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 31, 2018

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Graziela Galli Ferreira Barioni

Chairman                                                    Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.